Exhibit 99.2
Mahindra Satyam Q3 Revenue up by 3% sequentially at INR 1,279 Crores
Hyderabad, India, February 14, 2011: Mahindra Satyam, a leading global consulting and IT services provider today announced financial results for the third quarter of fiscal year 2011.
Financial Highlights under Indian GAAP Consolidated for the Quarter ended December 31, 2010:
▪	Revenue was INR 1,279 crores, up 2.97% QoQ

▪	Operating Profit (EBITDA before exceptional items) was at INR 82 crores

▪	PAT was at INR 59 crores (after exceptional items), up 153% QoQ

▪	EPS (after exceptional items) of INR 0.50 in Q3 as compared to INR 0.20 in Q2
Other highlights for the Quarter ended December 31, 2010
▪	Consolidated Headcount as on 31st December 2010 was 28,832, up by 764 from 28,068 as on 30 September 2010

▪	Customer count has gone up to 217 in Q3

▪	Consolidated cash and cash equivalents were at Rs 3,048 crores, up from Rs 2,996 crores in Q2 FY 11
Vineet Nayyar, Chairman, Mahindra Satyam, said, “Our efforts of investing in core competencies have begun to show encouraging results. The recognitions that we have received from our esteemed partners are true reflections of our inherent capabilities and encourage us to further rise to their expectations. Mahindra Satyam is geared up for a promising year of growth and opportunities.”
CP Gurnani, CEO, Mahindra Satyam, said, “Our key operating metrics are showing an upward trend, and are clear indicators of the improving health of the company. Our recent client wins and rejoining of senior leaders are clear testimony of the Mahindra Satyam promise. We believe that our resilience in meeting business goals with an enhanced focus in strengthening our competencies will ensure that we continue to add significant value to all our key stakeholders.”

Key Wins & Operational Highlights
Mahindra Satyam was chosen by a logistics and tracking company in the US to develop a comprehensive system which can support the operations of their customers.
Mahindra Satyam leveraged on its FIFA World Cup 2010 experience to win an end-to-end build and managed services engagement with a government sports body in the Middle East.
Chosen by one of the top US based semiconductor manufacturers in the areas of SAP support, and Windows7 migration.
Mahindra Satyam recently launched a Hewlett-Packard (HP) Centre of Excellence (CoE) in Bangalore and Hyderabad. This lab will focus on developing new testing competencies, and work on custom research and development for specific customers.
Continuing the journey of leadership enhancement, Mahindra Satyam appointed Mr. Lakshmanan Chidambaram, who recently joined Mahindra Satyam, as head of the Banking & Financial Services, Manufacturing, Healthcare & Life Sciences verticals and BPO business group. Based out of Boston, Mr. Chidambaram will provide strategic insights and drive vertical centric go-to-market differentiated solutions
Awards and Recognitions
Mahindra Satyam, were presented with the Oracle APAC FY10 OPN Partner of the Year Award in the Enterprise 2.0 (E2.0) category at the Oracle Asia Pacific Executive Partner Forum 2010 in Macau.

About Mahindra Satyam
Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd.) is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $7.1 billion Mahindra Group, a global federation of companies and one of the top 10 industrial firms based in India. The Group’s interests span financial services, automotive products, trade, retail and logistics, information technology and infrastructure development.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.com, Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
###

3